                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM N-8B-2




                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940





                               DOW TARGET 10 TRUST
              _________________, 1998 Series and Subsequent Series



[X]  Not the issuer of periodic payment plan certificates.

[ ]  Issuer of periodic payment plan certificates.



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                                    CONTENTS

Items

                                        I

1-9      ORGANIZATION AND GENERAL INFORMATION

                                       II

         GENERAL DESCRIPTION OF TRUST AND SECURITIES OF THE TRUST

10 General Information Concerning the Securities of the Trust and the Rights of Holders

11-12    Information Concerning the Securities Underlying the Trust's Securities

13       Information Concerning Loads, Fees, Charges and Expenses

14-24    Information Concerning the Operations of the Trust

14                      Issuance of Securities

15                      Receipt of Payments

16                      Purchase and Sale of Underlying Securities

17                      Redemption of Securities

18                      Distributions and Reinvestment

19                      Records and Accounts

20                      Indenture Provisions Regarding Depositor, Trustee or
                        Indenture Charges

21                      Loans to Security Holders

22                      Limitations on Liability

23                      Bonding of Officers and Employees

24                      Other Material Provisions


                                       2
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                                       III

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25-27    Organization and Operations of Depositor

28       Officials and Affiliated Persons of Depositor

29       Companies Owning Securities of Depositor

30       Controlling Persons

         Compensation of Officer and Directors of Depositor:

31                      Compensation of Officers of Depositor

32                      Compensation of Directors

33                      Compensation of Employees

34                      Compensation of Other Persons

                                       IV

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

35-38    Distribution of Securities

39-43    Information Concerning Principal Underwriter

44       Offering Price or Acquisition Valuation of Securities of the Trust

45       Suspension of Redemption Rights

46       Redemption Valuation of Securities of the Trust

47 Purchase and Sale of Interests in Underlying Securities from and to Security Holders

                                        V

         INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48       General Information

49       Fees Paid

50       Lien on Assets



                                        3
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                                       VI

51       Information Concerning Insurance of Holders of Securities

                                       VII

52       Policy of Registrant

53       Mutual Investment Company

                                      VIII

         FINANCIAL AND STATISTICAL INFORMATION

54       Asset Values and Dividends

55       Transcript of Hypothetical Periodic Payment Plan Account

56       Experience and Performance Table

57       Termination Experience Table

58       Lapse Experience Table

59       Instructions as to Financial Statements

                                       IX

EXHIBITS
SIGNATURES




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I.      ORGANIZATIONAL AND GENERAL INFORMATION
        --------------------------------------

1.      (a)       Furnish name of the trust and the Internal Revenue Service
                  Employer Identification Number.

                  Dow Target 10 Trust, _______ 1998 Series and Subsequent
                  Series.

                  Each series of the Trust will be named and issued monthly, beginning with the _______ 1998 Series.

                  Employer Identification Number: None

        (b) Furnish title of each class or series of securities issued by the trust.

                  CERTIFICATE OF OWNERSHIP EVIDENCING AN UNDIVIDED INTEREST IN DOW TARGET 10 TRUST, _________ SERIES

                  Each series of the Trust will be named and issued monthly beginning with the ________ 1998 Series.

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  The Ohio National Life Insurance Company
                  One Financial Way
                  Montgomery, Ohio  45242

                  Employer Identification Number:  31-0397080

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  For information in response to this item, reference is made to statements under the caption, "The Trustee" in the prospectus included in the registrant's Form S-6.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  Not applicable.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  Ohio

                                       5
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6.      (a)      Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                             The form of Trust and Custody Agreement proposed to be entered into between The Ohio National Life Insurance Company as Depositor and Sponsor and Star Bank, N.A. as Trustee, under the terms of which the trust will be created and the securities described in item 1(b) will be issued, is filed as Exhibit A(1) to the registrant's Form S-6. It is expected that the Trust and Custody Agreement will be entered into shortly prior to the filing of the "price" amendments to such Registration Statements since the securities comprising the portfolio of a series of the Trust will be listed in the related prospectus. Each series of the Dow Target 10 Trust shall terminate approximately twelve months after establishment of that series.

        (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                             Reference is made to Item 6(a). In addition, information responsive to this item appears in the related prospectuses filed under the Securities Act of 1933 with respect to the _______ 1998 Series and each subsequent Series and the same is (are) hereby incorporated herein by reference.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The name of the Dow Target 10 Trust has never been changed.

8. State the date on which the fiscal year of the trust ends.

                  December 31

        Material Litigation
        -------------------

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.


                                       6
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                  None


II.     GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
        ------------------------------------------------------------

        General Information Concerning the Securities of the Trust and the
        ------------------------------------------------------------------
        Rights of Holders
        -----------------

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

        (a)       Whether the securities are of the registered or bearer type.

                             Registered.

        (b) Whether the securities are of the cumulative or distributive type.

        (c) The rights of security holders with respect to withdrawal or redemption.

        (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                             For information relating to Items 10(b), (c) and
                             (d), reference is made to statements on the cover page and under the caption "Trust Units" in the prospectus included in the registrant's Form S-6.

        (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                             Inapplicable.

        (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                             None.

        (g) Whether security holders must be given notice of any change in:

                  (1)        the composition of the assets of the trust.
                  (2) the terms and conditions of the securities issued by the trust.
                  (3) the provisions of any indenture or agreement of the trust.
                  (4) the identity of the depositor, trustee or custodian.

                             Inapplicable.



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        (h)       Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)        the composition of the assets of the trust.
                  (2) the terms and conditions of the securities issued by the trust.
                  (3) the provisions of any indenture or agreement of the trust.
                  (4) the identity of the depositor, trustee or custodian.

                             Inapplicable.

        (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivision (a) to (g) or by any other item in this form.

                             For information relating to item 10(i) reference is made to statements on the cover page and under the captions "Trust Units," "Unit Pricing" and "The Trustee" in the prospectus included in the registrant's Form S-6.

        Information Concerning the Securities Underlying the Trust's Securities
        -----------------------------------------------------------------------

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

        State whether the trust owns or will own any securities of the ten brokers who executed the largest dollar amounts of the registrant's portfolio transactions, the ten dealers who executed the largest dollar amounts of principal transactions with the registrant or the ten dealers who sold the largest dollar amounts of the registrant's shares during the registrant's most recent fiscal year or securities of the parents of those broker-dealers; identify those broker-dealers; and state the value of the registrant's aggregate holdings of each subject issuer as of the close of the registrant's most recent fiscal year.

                  Reference is made to the statements on the cover page of the prospectus included in the registrant's Form S-6 and to the captions "Trust Units," "Unit Pricing" and "The Trustee" appearing therein.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

        (a)       Name of company.

        (b)       Name and principal business address of depositor.

        (c)       Name and principal business address of trustee or custodian.


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

        (d)       Name and principal business address of principal underwriter.

        (e) The period during which the securities of such company have been the underlying securities.

                  Inapplicable.

        Information Concerning Loads, Fees, Charges and Expenses
        --------------------------------------------------------

13.     (a)      Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                  (A)        the nature of such load, fee, expense or charge;

                  (B)        the amount thereof;

                  (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                  (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  For information relating to Item 13(a), reference is made to statements under the captions "Trust Units" and "First Trust Advisors" in the prospectus included in the registrant's Form S-6.

        (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                             Inapplicable.

        (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

        (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

                             For information relating to Items 13(c) and (d) reference is made to statements under the caption "Trust Units" in the prospectus included in the registrant's Form S-6.

        (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                             For information relating to Item 13(e) reference is made to statements under the caption "Trust Units" in the prospectus included in the registrant's Form S-6.

        (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                             For information relating to Item 13(f) reference is made to statements under the caption "Trust Units" in the prospectus included in the registrant's Form S-6.

        (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed as Exhibit E to the registrant's Form S-6.

                             Inapplicable.

        Information Concerning the Operations of the Trust
        --------------------------------------------------

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  For information relating to Item 14, reference is made to statements on the cover page and under the captions "Trust Units" and "The Trustee" in the prospectus included in the registrant's Form S-6.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Payments will be made through the depositor, a registered broker-dealer. The depositor will deposit said funds with the Trustee in exchange for securities purchased with purchaser's funds. Securities may only be purchased by life insurance companies for their separate accounts representing the interests of variable annuity and variable life insurance contract owners.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  For information relating to Item 16, reference is made to statements on the cover page and under the captions "Trust Units" and "Unit Pricing" in the prospectus included in the registrant's Form S-6.

17.     (a)       Describe the procedure with respect to withdrawal or
                  redemption by security holders.

        (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

        (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                             For information relating to Item 17, reference is made to statements on the cover page and under the captions "Trust Units" and "Unit Pricing" in the prospectus included in the registrant's Form S-6.

18.     (a)       Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                             For information relating to Item 18(a) reference is made to statements on the cover page and under the captions "Trust Units" and "Unit Pricing" in the prospectus included in the registrant's Form S-6.

        (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                             For information relating to Item 18(b) reference is made to statements on the cover page and under the caption "Trust Units" in the prospectus included in the registrant's Form S-6.

        (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                             Inapplicable.


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

        (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                             Inapplicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  Pursuant to the terms of the Trust and Custody Agreement filed as Exhibit A(1) to the registrant's Form S-6, the Trustee is required to maintain ledger accounts for each unitholder identifying that unitholder (i.e., insurance company separate account) and total units owned by each unitholder, a certified copy or a duplicate original of the Trust and Custody Agreement, a current list of the securities comprising the portfolio of each series of the trust, and cash records of the principal and income collected in each series of the trust.

                  Additionally the Trustee is required to make such annual or other reports as may from time to time be required under any applicable state or federal statute or rule or regulation thereunder. With each distribution the unitholder is informed by the Trustee of the total amount being distributed from the income and principal accounts. Promptly after the end of each calendar year the Trustee must furnish each unitholder with a statement setting forth, among other things, the amounts received and deductions therefrom in each account and the amounts distributed or otherwise attributed to unitholders from each account during such calendar year.

                  Reference is also made to statements under the captions, "Trust Units" and "Unit Pricing" in the prospectus included in the registrant's Form S-6.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

        (a)       Amendments to such indenture or agreement.

        (b)       The extension or termination of such indenture or agreement.

        (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

        (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.


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        (e)       The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

        (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                             For information relating to Item 20 reference is made to statements under the caption, "The Trustee" in the prospectus included in the registrant's Form S-6.

21.     (a)       State the substance of the provisions of any indenture or
                  agreement with respect to loans to security holders.

                             Inapplicable.

        (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

        (1) The name of each person who makes such agreements or arrangements with security holders.

                  (2)        The rate of interest payable on such loans.

                  (3)        The period for which loans may be made.

                  (4) Costs or charges for default in repayment at maturity.

                  (5) Other material provisions of the agreement or arrangement.

                             Inapplicable.

        (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                             Inapplicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  For information relating to Item 22 reference is made to provisions under the captions, "Depositor's Responsibilities" and "The Trustee" in the proposed Trust and Custody Agreement filed as Exhibit A(1) to the registrant's Form S-6.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and type of bond.

                  Officers, directors and employees of the depositor are covered under a primary and an excess Financial Institution Bond, Form 25, in the amount of $10,000,000 with the Fidelity and Deposit Insurance Company of Maryland.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  None.


III.    ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
        -----------------------------------------------------------

        Organization and Operations of Depositor
        ----------------------------------------

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  For information relating to Item 25, reference is made to statements under the caption "Ohio National Life" in the prospectus included in the registrant's Form S-6.

26.     (a)       Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                             Inapplicable.

                  (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)        The nature of such fee or participation.
                  (2)        The name of the person making payment.
                  (3) The nature of the services rendered in consideration for such fee or participation.
                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                             Inapplicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust, if the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  For information relating to Item 27, reference is made to statements under the caption "Ohio National Life" in the prospectus included in the registrant's Form S-6.

        Officials and Affiliated Persons of Depositor
        ---------------------------------------------

28.     (a)       Furnish as at latest practicable date the following
                  information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote
                  5% or more of the outstanding voting securities of the depositor.

        (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                  For information relating to Item 28, reference is made to statements under the caption, "Ohio National Life" in the prospectus included in the registrant's Form S-6.

        Companies Owning Securities of Depositor
        ----------------------------------------

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                  For information relating to Item 29, reference is made to statements under the caption, "Ohio National Life" in the prospectus included in the registrant's Form S-6.

        Controlling Persons
        -------------------

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

                  None.

        Compensation of Officers and Directors of Depositor
        ---------------------------------------------------

        Compensation of Officers of Depositor
        -------------------------------------

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith.

        (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration

                             None.

        (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

                             None.

        (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

                             None.

        Compensation of Directors
        -------------------------

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by the financial statements filed herewith.

                             None.

        Compensation to Employees
        -------------------------

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 or 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                             None.

        (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by the financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity;
        (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                             None.

        Compensation to Other Persons
        -----------------------------

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                             None.


IV.     DISTRIBUTION AND REDEMPTION OF SECURITIES
        -----------------------------------------

        Distribution of Securities
        --------------------------

35.     Furnish the names of the states in which sales of the trust's securities
        (A) are currently being made, (B) are presently proposed to be made, and
        (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

        (A)       No sales of the trust's securities are currently being made.

        (B) It is proposed that initially the only state in which the trust's securities will be sold will be Ohio. All of the trust's securities will be owned of record by separate accounts of The Ohio National life Insurance Company and Ohio National Life Assurance Corporation.

        (C)       None.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

                  Inapplicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                  (1)        Name of officer, agency or body.
                  (2)        Date of denial.
                  (3)        Brief statement of reason given for denial.

                             Inapplicable.

        (b) Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                  (1)        Name of officer, agency or body.
                  (2)        Date of revocation.
                  (3)        Brief statement of reason given for revocation.

                             Inapplicable.

38.     (a)       Furnish a general description of the method of distribution of securities of the trust.

                             Securities of the trust are offered and sold only to separate accounts of life insurance companies, specifically, The Ohio National Life Insurance Company and Ohio National Life Assurance Corporation.

        (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                             Inapplicable.

        (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications, and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                             Inapplicable.

        Information Concerning Principal Underwriter
        --------------------------------------------

39.     (a)       State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

        (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                             The trust has no principal underwriter.

40.     (a)       Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

        (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company.

                  (1)        The nature of such fee or participation.
                  (2)        The name of the person making payment.
                  (3) The nature of the services rendered in consideration for such fee or participation.
                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                             Inapplicable.

41.     (a)       Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                             For information relating to Item 14, reference is made to statements under the caption, "Ohio National Life" in the prospectus included in the registrant's Form S-6.

        (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                             Inapplicable.

        (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                             Inapplicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                             Inapplicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                             Inapplicable.

        Offering Price or Acquisition Valuation of Securities of the Trust
        ------------------------------------------------------------------

44.     (a)       Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                  (1) The source of quotations used to determine the value of portfolio securities.
                  (2) Whether opening, closing, bid, asked or any other price is used.
                  (3) Whether price is as of the day of sale or as of any other time.
                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
                  (5) Other items which registrant adds to the net asset value in computing offering price of its securities.
                  (6)        Whether adjustments are made for fractions:
                             (i)      before adding distributor's compensation
                                      (load) and
                             (ii)     after adding distributor's compensation
                                      (load).

                  For information relating to Item 44(a) reference is made to the statements under captions "Trust Units" and "Unit Pricing" in the prospectus included in the registrant's Form S-6.

        (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                             Inapplicable.

        (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                             Inapplicable.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

        (a)       by whose action redemption rights were suspended.
        (b) the number of days' notice given to security holders prior to suspension of redemption of rights.
        (c)       reason for suspension.
        (d)       period during which suspension was in effect.

                  Inapplicable.

        Redemption Valuation of Securities of the Trust
        -----------------------------------------------

46.     (a)       Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.
                  (2) Whether opening, closing, bid, asked or any other price is used.
                  (3) Whether price is as of the day of sale or as of any other time.
                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.
                  (6)        Whether adjustments were made for fractions.

                             For information relating to Item 46, reference is made to statements under the captions "Trust Units" and "Unit Pricing" in the prospectus included in the registrant's Form S-6.

        (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                             Inapplicable.

        Purchase and Sale of Interests in Underlying Securities from and to
        -------------------------------------------------------------------
        Security Holders.
        -----------------

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                  For information relating to Item 47, reference is made to statements on the cover page and under the captions, "Trust Units" and "Unit Pricing" in the prospectus included in the registrant's Form S-6.


V.      INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
        -----------------------------------------------

48. Furnish the following information as to each trustee or custodian of the trust.

        (a)       Name and principal business address.

        (b)       Form of organization.

        (c) State or other sovereign power under the laws of the which the trustee or custodian were organized.

        (d)       Name of governmental supervising or examining authority.

                  For information related to Item 48, reference is made to statements under the caption, "The Trustee" in the prospectus included in the registrant's Form S-6.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                  For information relating to Item 49, reference is made to statements under the captions "Trust Units" and "Unit Pricing" in the prospectus included in the registrant's Form S-6.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                  Inapplicable.


VI.     INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES.
        ----------------------------------------------------------

51. Furnish the following information with respect to insurance of holders of securities.

        (a)       The name and address of the insurance company.
        (b) The types of policies and whether individual or group policies.
        (c)       The types of risks insured and excluded.
        (d)       The coverage of the policies.

        (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.
        (f)       The terms and manner of cancellation and of reinstatement.
        (g) The method of determining the amount of premiums to be paid by holders of securities.
        (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.
        (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.
        (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                             None.


VII.    POLICY OF REGISTRANT
        --------------------

52.     (a)       Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, described briefly the method of selection of such person.

                             For information relating to Item 52(a), reference is made to statements under the caption "Trust Units" in the prospectus included in the registrant's Form S-6.

        (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

                  (1)        Title of security.
                  (2)        Date of elimination.
                  (3)        Reasons for elimination.
                  (4) The use of the proceeds from the sale of the eliminated security.
                  (5)        Title of security substituted, if any.
                  (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.
                  (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                             Inapplicable.

        (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)        the grounds for elimination and substitution;
                  (2) the type of securities which may be substituted for any underlying security;
                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;
                  (4) whether such substituted securities may be the securities of another investment company; and
                  (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                             For information relating to Item 52(c) reference is made to statements on the cover page and under the caption "Trust Units" in the prospectus included in the registrant's Form S-6.

        (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                             Inapplicable.

        Regulated Investment Company
        ----------------------------

53.     (a)      State the taxable status of the trust.

                             The trust is not a taxable entity for federal income tax purposes. The trust's income and gains will be treated, for tax purposes, as income and gains of the owners of the securities issued by the trust. Those owners are separate accounts of life insurance companies and are taxed under Subchapter L (Sections 801 and following) of the Internal Revenue Code.

        (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                             The trust was not in existence for the last taxable year and its present intention is to not qualify as a regulated investment company for the current taxable year.

VIII.   FINANCIAL AND STATISTICAL INFORMATION
        -------------------------------------

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

--------------------------------------------------------------------------------

           As at the end of each of registrant's past 10 fiscal years
--------------------------------------------------------------------------------
        :                       :                         :     Dividends paid
        :                       :                         :     per share (if
        :    Total number of    :                         :       other than
Years   :        shares         :   Asset value per share :     cash, explain)
--------------------------------------------------------------------------------

                  Not applicable, as no securities issued by the registrant are outstanding at the date hereof.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold, assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                  Inapplicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years, for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Inapplicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Inapplicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                  Inapplicable.

        FINANCIAL STATEMENTS
        --------------------

        Financial Statements of the Trust
        ---------------------------------

                  None.

        Financial Statements of the Depositor
        -------------------------------------

                  The "Financial Statements and Supplementary Data" of the Depositor are filed as Exhibit E to the registrant's Form S-6.


        EXHIBITS
        --------

The following exhibits are filed with the registrant's Form S-6 and are incorporated herein by reference:

A(1)      Proposed Trust and Custody Agreement between the Depositor and the
          Trustee.

A(6)(i)   Copy of Articles of Incorporation of the Depositor.

A(6)(ii)  Copy of Code of Regulations of the Depositor.

A(9)(i) Copy of proposed Services Agreement between the Depositor and First Trust Advisors, L.P.

A(9)(ii) Copy of proposed Sublicense Agreement between the Depositor and First Trust Advisors, L.P.

D Copy of Prospectus filed as part of the Registration Statement on Form S-6 by Dow Target 10 Trust, ________ 1998 Series.

E Copy of Financial Statements of the Depositor as of December 31, 1997, with Independent Auditor's Report.

                                   SIGNATURES


Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the city of Montgomery and state of Ohio on the 22nd day of July, 1998.


                                    DOW TARGET 10 TRUST,
                                    ______________ 1998 SERIES
                                    and SUBSEQUENT SERIES

                                    By: THE OHIO NATIONAL LIFE
                                        INSURANCE COMPANY
                                        (Depositor)


Attest: s/ Ronald L. Benedict       By: s/John J. Palmer
       -----------------------      --------------------------------------------
           Ronald L. Benedict            John J. Palmer, Senior Vice President,
           Secretary                     Strategic Initiatives